Exhibit 3.A

THE “TOKENS” (AS DEFINED BELOW) ARE PROVIDED SOLELY ON THE TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT AND ON THE CONDITION THAT THE TOKEN HOLDER (AS DEFINED BELOW) ACCEPTS AND COMPLIES WITH THEM. THE “TOKEN HOLDER” (AS DEFINED BELOW): (A) ACCEPTS THIS AGREEMENT AND AGREES THAT IT IS LEGALLY BOUND BY ITS TERMS; AND (B) REPRESENTS AND WARRANTS THAT: (I) THE TOKEN HOLDER IS OF LEGAL AGE TO ENTER INTO A BINDING AGREEMENT; AND (II) IF THE TOKEN HOLDER IS A CORPORATION, GOVERNMENTAL ORGANIZATION, OR OTHER LEGAL ENTITY, THE PERSON AGREEING TO THIS AGREEMENT HAS THE RIGHT, POWER, AND AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF THE TOKEN HOLDER AND BIND THE TOKEN HOLDER TO ITS TERMS. IF THE TOKEN HOLDER DOES NOT AGREE TO THE TERMS OF THIS AGREEMENT, THE COMPANY (AS DEFINED BELOW) WILL NOT AND DOES NOT AGREE TO OFFER AND/OR SELL ANY TOKENS TO THE TOKEN HOLDER.

THE TOKENS WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE PURCHASER OF SUCH TOKEN.

The Tokens are provided, controlled, operated and administered by the Company from its offices within the United States of America. The Company makes no representation that the Tokens are appropriate or available for use at other locations outside of the United States and access to them from territories where their contents/use are illegal is expressly prohibited. If the Token Holder is located outside of the United States, the Token Holder is, and will at all times be, solely responsible for compliance with all applicable local laws with respect to the acquisition and ownership of the Tokens.

TOKEN RIGHTS AGREEMENT

This TOKEN RIGHTS AGREEMENT (as the same may be amended or modified from time to time pursuant to the terms hereof, this “Agreement”) is an agreement between CERES COIN LLC, a Delaware limited liability company (the “Company”) and each Token Holder (as defined below) and governs each Token Holder’s rights and restrictions in connection with the ownership of the respective Token(s) (as defined below) held by such Token Holder. A copy of the most current version of this Agreement is, and will be, made available on the Company’s website at www.cerescoin.io.

RECITALS:

A.            The Company is in the business of being a blockchain administrator for Coins being recorded on the digital blockchain ledger intended to serve as a stable store of value.

B.            The Company will be the Sub Transfer Agent for still to be registered M3Sixty On Chain US Government Money Market Fund (proposed ticker MGOVX, the “Fund”). As the Sub Transfer Agent, the Company will maintain the blockchain ledger for the Fund.

C.            The Coins will represent shares of the Fund.

D.            The Company will generate revenues from the utilization, transfer, and redemption of the Coins, as well as the “Sub-Transfer Agency Fee”, as defined in the Platform Services Agreement, as may be amended from time to time, between the Company and M3Sixty Enterprises, which will then be shared with holders of the Tokens.

E.            While the Tokens are, and will at all times be, electronic assets, the Company intends by this Agreement to contractually define its rights and obligations to each Token Holder (as defined below), and each Token Holder’s rights, obligations and restrictions with respect to their ownership of the respective Token(s).

F.            The Company has agreed to be bound by all of the terms and conditions of, and will for so long as any Token(s) are issued and outstanding be deemed a party to, this Agreement with respect to such Token(s).

G.            Each Token Holder, in connection with the acquisition of his/her/its respective Token(s) and as a condition of such acquisition, has agreed to be bound by all of the terms and conditions of, and will for so long as such Token Holder is the holder of any Token(s) be deemed a party to, this Agreement with respect to such Token(s).

H.            Each Token Holder further acknowledges and understands that certain transactions related to the Token (including certain payments to be made between the parties) as provided for herein will be affected through the chaincode which is the Token and may not require any further action or consent by the Token Holder or the Company.

NOW THEREFORE, in mutual consideration of the covenants and agreements contained herein, the parties agree as follows:

1.             Definitions. As used herein the following terms will have the following meanings:

(a)       “Affiliate” means, with respect to the Company, any Person controlling, controlled by, or under common control with the Company. For purposes of the foregoing, “control” of a Person will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital securities, by contract, or otherwise.

(b)       “Applicable Law” means, with respect to any Person or matter, any and all laws, statutes, ordinances, rules, regulations, judgments, decrees or orders of any state, federal or local government or agency which are applicable to such Person/matter. Without limiting the generality of the foregoing, the term “Applicable Law” will, where applicable, specifically include all relevant Securities Laws.

(c)       “Banking Body” means, individually and collectively as the case may be: (i) any banking or other financial institution directly engaged by the Company in connection with the operation of the Business (or any portion thereof); and (ii) any federal, state or local regulatory or other agency or authority having jurisdiction over any such banking/financial institution. Without limiting the generality of the foregoing, the term Banking Body as used herein will specifically include each banking/financial institution where a Clearing Account is established and each banking/financial institution engaged, or otherwise involved in, the purchase/sale/transfer of the Tokens.

(d)       “Blockchain Business” means the Company’s ownership and maintenance of the Framework and the Coins.

(e)       “Blockchain Net Income” means, for any given period: the total amount of Transaction Fees, Sub Transfer Agency Fees, and other amounts (if any) actually received by the Company (whether directly or indirectly) for such period from the Blockchain Business less the total amount of all Operating Costs incurred by the Company in connection with (or otherwise allocated by the Company to) the Blockchain Business during such period; each as calculated in accordance with Sound Accounting Principles.

(f)       “Business” means, individually and collectively as the case may be, the Blockchain Business , as applicable.

(g)       “Change of Control” means, the occurrence of: (i) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of the Company), or (ii) a sale of all or substantially all of the asset of the Company. A sale of the Framework shall be deemed to result in a Change of Control.

(h)       “Clearing Account” means, with respect to a particular Token Holder, that certain bank, brokerage, or other account specified by such Token Holder to the Company from time to time with respect to the payment of amounts payable to such Token Holder hereunder.

(i)       “Coins” means those certain “Coins” offered and sold by the Company which are recorded on a digital blockchain ledger to serve as a stable store of value. As used herein, the term “Coins” will include those certain “Coins” as in existence as of the date of this Agreement and all future annotations/derivations/replacements thereof.

(j)       “Distributable BB Liquidation Proceeds” has the meaning given such term in Section 3(c).

(k)       “Distributable Change of Control Proceeds” has the meaning given such term in Section 4(c).

(l)       “Distribution Interest” means, at any given time and with respect to a particular Token Holder, a percentage equal to the result of the following: (i) the total number of Tokens then held by such Token Holder; divided by (ii) the total number of Tokens then issued and outstanding.

(m)       “Framework” means that certain private, permissioned blockchain-based, transaction framework established by the Company for use to facilitate transactions utilizing the Coins. As used herein, the term “Framework” will include that certain “Framework” in existence as of the date of this Agreement and all future annotations/derivations/replacements thereof.

(n)       “Liquidation” means, with respect to the Company, the voluntary or involuntary liquidation, winding up or other termination of the Company. Provided that, should the Liquidation result in a sale of the Framework, then the action shall be defined as a Change of Control rather than a Liquidation.

(o)       “Liquidation Costs” means, with respect to a particular Liquidation, the aggregate amount of all costs and expenses actually incurred by (or otherwise on behalf of) the Company in connection with such Liquidation, including all related legal, accounting and/or other professional fees.

(p)       “Operating Costs” means, for any given period and with respect to a particular line of Business, the aggregate amount of all costs and expenses actually incurred by (or otherwise on behalf of) the Company in connection with the ownership and/or operation of such line of Business during the subject period, in each case as calculated in accordance with Sound Accounting Principles. Without limiting the generality of the foregoing, the term “Operating Costs” will include (to the extent applicable):

(i)          all costs and expenses related to the growth, operation and maintenance of the subject Business (including all research, development, marketing, maintenance and monitoring costs);

(ii)         all salaries, benefits, and other amounts payable to employees and/or consultants (if any) retained by the Company from time to time;

(iii)        all costs and expenses related to SEC reporting and related requirements in connection with the offering and sale of the Coins and/or Tokens;

(iv)       all amounts owed in connection with indebtedness incurred by (or otherwise on behalf of) the Company (including all principal and interest expenses);

(v)       all taxes and insurance expenses (provided the same will be calculated on an annualized basis based off the most recently received);

(vi)       all related legal, accounting, and other professional fees.

Provided that, for fiscal years 2024 and 2025, Operating Costs shall be set at a fixed value of $7.5 million per year. Starting in fiscal year 2026, Operating Costs shall be determined in accordance with this paragraph (n), with an annual cap of $7.5 million.

(q)       “Person” means any individual, firm, corporation, business enterprise, trust, association, joint venture, partnership, limited liability company, governmental body or other entity, whether acting in an individual, fiduciary or other capacity.

(r)       “Qualified Agent” means a third-party transfer agent or other intermediary that is qualified to provide the subject service(s). For the avoidance of doubt, any Affiliate of the Company and/or any Token Trading Platform may act as a Qualified Agent for purposes of this Agreement to the extent such entity is qualified to provide the subject service(s). As of the date of this Agreement, Securitize LLC has been engaged as the Qualified Agent.

(s)        “Regulatory Authority” means, individually and collectively as the case may be: (i) the government of the United States of America (or any other nation), or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or otherwise pertaining to, government; and (ii) any other federal, state or local regulatory or other agency or authority having jurisdiction over the Company, the Tokens and/or the Business (or any portion thereof). Without limiting the generality of the foregoing, the term Regulatory Authority as used herein will specifically include the SEC, the U.S. Commodity Futures Trading Commission and the Financial Industry Regulatory Authority (“FINRA”).

(t)        “Securities Laws” means, individually and collectively as the case may be: (i) the Securities Act of 1933 (15 U.S.C. 77a, et seq.), as amended and in effect; (ii) the Securities Exchange Act of 1934 (15 U.S.C. 78a et seq.), as amended and in effect; (iii) any and all “blue sky” laws applicable to the Tokens and/or the transfer thereof; and (iv) any and all regulations from time to time promulgated under one or more of the forgoing. Without limiting the generality of the foregoing, the term “Securities Laws” will specifically include Regulation A and all related SEC and FINRA regulations.

(u)       “Sound Accounting Principles” means generally accepted accounting principles (GAAP), or such other sound accounting principles or methods utilized by Company, in its reasonable discretion, applied on a consistent basis; provided that the term “Sound Accounting Principles,” as used herein, with respect to any interim financial statements, calculations or other matters will be deemed subject to any and all applicable fiscal year-end and other accounting adjustments and footnotes made in accordance with GAAP (or such other sound accounting principles or methods utilized by Company, in its reasonable discretion) applied on a consistent basis.

(v)       “Sub Transfer Agency Fee” means a monthly fee paid to CERES by Fund Administrator M3Sixty as determined in accordance with the Platform Services Agreement, as may be amended from time to time, between the Company and M3Sixty Enterprises.

(w)        “Super-Majority Consent” means, with respect to any Proposed Amendment submitted to a vote of the Token Holders pursuant to Section 10(d)(i), the affirmative vote (or deemed affirmative vote pursuant to Section 10(d)(i) below) of the Token Holders owning at least seventy-five percent (75%) of the then issued and outstanding Tokens.

(x)       “Token Holder” or “Token Holders” means, individually and collectively as the case may be and as of any given time, each Person who then holds a Token pursuant to the Token Ledger.

(y)       “Token Ledger” has the meaning given such term in Section 9(a).

(z)       “Token Trading Platform” means, individually and collectively as the case may be, each public trading platform where the Tokens are listed for sale, if any.

(aa)       “Transaction Fees” means, for any given period, all transaction fees actually received by the Company in connection with the transfer of the Coins during such period. As used herein, the term “Transaction Fees” will include those certain “Transaction Fees” described in the Coin Rights Agreement in respect to the purchase of Coins, transfer of Coins, and redemption or exchange of Coins.

2.            Income Participation Rights; Distributions; Reports.

(a)       Subject to Section 2(d) below, the Token Holders, as a group, will be entitled to receive:

(i)        at minimum thirty five percent (35%) of all Blockchain Net Income, if any, actually received by the Company (whether directly or indirectly), with the final amount determined by the Company, in perpetuity

(b)       All amounts payable to the Token Holders pursuant to Section 2(a) will be:

(i)       calculated by the Company monthly (in accordance with Sound Accounting Principles, consistently applied) as of the final calendar date of each month (each such date, respectively, an “IP Distribution Record Date”) for the immediately preceding month; and

(ii)       distributed, within thirty (30) days after the respective IP Distribution Record Date, by the Company to, and among, the respective Token Holders of record as of such IP Distribution Record Date (as determined pursuant to the Token Ledger), pari-passu and pro-rata according to their respective Distribution Interest.

(c)       The Company will:

(i)       periodically and no less than semi annually, deliver a report to each then Token Holder (as determined pursuant to the Token Ledger) describing, in reasonable detail, the financial/operational status of the Business as of the date of such report (each such report, a “Periodic Report”). Each such Periodic Report will include, at a minimum:

(1)       an identification of the then total number of Tokens issued and outstanding;

(2)       an identification of the total, aggregate, amount of all Transaction Fees then collected by the Company since the last Periodic Report issued by the Company.

(ii)       promptly (and in any event within thirty (30) days) after filing, deliver to each then Token Holder (as determined pursuant to the Token Ledger), or otherwise provide each such Token Holder with access to, copies of all semiannual and annual reports (including related financial statements), and all other filings, made by the Company to the SEC (or any other applicable Regulatory Authority) with respect to the Tokens.

(d)       Notwithstanding the foregoing or anything to the contrary herein, the parties hereby acknowledge and agree that:

(i)       any and all calculations of Blockchain Net Income, and/or amounts payable to the Token Holders by, or otherwise on behalf of, the Company pursuant to this Section 2, will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

(ii)       to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Blockchain Net Income are made by the Company (in its discretion) after a particular distribution is made to a Token Holder pursuant to this Section 2, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token Holder pursuant to this Section 2, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution payable with respect to the subject Tokens pursuant to this Section 2 and will not result in the retroactive clawback of any amounts previously distributed pursuant to this Section 2;

(iii)       any Dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token Holders (or any of them) pursuant to this Section 2 will be handled in the manner provided in, and subject to the terms of, Section 9(k) below.

3.            Liquidation Rights of Token Holders; Distributions.

(a)       In the event of any Liquidation of the Blockchain Business which occurs after the first sale of a Token:

(i)       the Company will promptly alert all of the then-outstanding Token Holders of record as of the date of such Liquidation (as determined pursuant to the Token Ledger) of the occurrence of such Liquidation; and

(ii)       such then-outstanding Token Holders of record, as a group, will be entitled to receive all Distributable BB Liquidation Proceeds (as defined below) actually received by the Company (whether directly or indirectly) with respect to the sale (or other transfer or winding up) of the Blockchain Business.

(iii)       Following distributing of Distributable BB Liquidation Proceeds, all outstanding Tokens will be cancelled.

(b)       All amounts payable to the respective Token Holders pursuant to Section 3(a)(ii) above will be:

(i)       calculated by the Company (in accordance with Sound Accounting Principles, consistently applied) as of the date of such Liquidation;

(ii)       promptly paid to such Token Holders as, when, and to the extent funds are actually received by the Company (whether directly or indirectly) with respect to the sale (or other transfer or winding up) of the Blockchain Business; and

(iii)       distributed to, and among, such Token Holders, pari-passu and pro-rata according to their respective Distribution Interest.

(c)       For purposes of this Section 3, the term “Distributable BB Liquidation Proceeds” means, for any given period, an amount equal to thirty five percent (35%) of all net proceeds (i.e. after the payment of all applicable Operating Costs and all applicable Liquidation Costs) actually received by the Company (whether directly or indirectly) during the subject period as a result of the sale (or other transfer or winding up) of the Blockchain Business.

(d)       Notwithstanding the foregoing or anything to the contrary herein, the parties hereby acknowledge and agree that:

(i)       in connection with any Liquidation of the Blockchain Business:

(1)       the Company will be permitted to retain the remaining percent (65%) of all net proceeds received by the Company as a result of the Liquidation of the Blockchain Business;

(ii)       any and all calculations of Distributable BB Liquidation Proceeds and/or amounts payable to the Token Holders by, or otherwise on behalf of, the Company pursuant to this Section 3, will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

(iii)       to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Distributable BB Liquidation Proceeds are made by the Company (in its discretion) after a particular distribution is made to a Token Holder pursuant to this Section 3, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token Holder pursuant to this Section 3, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution payable with respect to the subject Tokens pursuant to this Section 3 (provided that if there are no further distributions to be made under this Section 3 the Company will promptly pay any additional amounts owed to the respective Token Holders promptly after the making of the subject financial adjustments) and will not result in the retroactive clawback of any amounts previously distributed pursuant to this Section 3; and

(iv)       any Dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token Holders (or any of them) pursuant to this Section 3 will be handled in the manner provided in, and subject to the terms of, Section 10(k) below.

4.            Change of Control Rights of Token Holders; Distributions.

(a)       In the event of any Change of Control which occurs after the first sale of a Token:

(i)       the Company will promptly alert all of the then-outstanding Token Holders of record as of the date of such Change of Control (as determined pursuant to the Token Ledger) of the occurrence of such Change of Control; and

(ii)       such then-outstanding Token Holders of record, as a group, will be given the option to receive their pro rata share of Distributable Change of Control Proceeds (as defined below) actually received by the Company (whether directly or indirectly) with respect to the Change of Control.

(iii)       Following distributing of Distributable Change of Control Proceeds to those electing Token Holders, the Tokens held by those Token Holders will be received by the Company and available to be reissued.

(b)       All amounts payable to the respective Token Holders pursuant to Section 4(a)(ii) above will be:

(i)       calculated by the Company (in accordance with Sound Accounting Principles, consistently applied) as of the date of such Change of Control;

(ii)       promptly paid to such electing Token Holders as, when, and to the extent funds are actually received by the Company (whether directly or indirectly) with respect to the Change of Control; and

(iii)       distributed to, and among, such Token Holders, pari-passu and pro-rata according to their respective Distribution Interest.

(c)       For purposes of this Section 4, the term “Distributable Change of Control Proceeds” means, for any given period, an amount equal to thirty five percent (35%) of the Token Holder’s pro rata share of net proceeds (i.e. after the payment of all applicable Operating Costs) actually received by the Company (whether directly or indirectly) during the subject period as a result of the Change of Control.

For example: If net proceeds to the Company as part of a Change of Control is $100 million and assuming that the original 300 million Tokens are in existence, then

•          $35 million would be offered to Token Holders;

o       If only 10% of Token Holders (30 million Tokens) participate in option to take Distributable Change of Control Proceeds, then they would receive $3.5 million spread across 30 million Tokens, or $0.1166 Per Token.

(d)       Notwithstanding the foregoing or anything to the contrary herein, the parties hereby acknowledge and agree that:

(i)       in connection with any Change of Control:

(1)       the Company will be permitted to retain the remaining percent of all net proceeds received by the Company as a result of the Change of Control;

(ii)       any and all calculations of Distributable Change of Control Proceeds and/or amounts payable to the electing Token Holders by, or otherwise on behalf of, the Company pursuant to this Section 4, will be made solely by the Company (either directly or via the code underlying the chaincode which is the Token) and all such calculations will be binding and conclusive absent demonstrable error;

(iii)       to the extent that any year-end or other accounting adjustments to one or more of the components used in determining Distributable Change of Control Proceeds are made by the Company (in its discretion) after a particular distribution is made to an electing Token Holder pursuant to this Section 4, and such accounting adjustments, if made prior to the subject distribution, would have increased or decreased the actual amount paid to such Token Holder pursuant to this Section 4, the resulting difference will be treated as an addition to or offset against (as applicable) the amount of the next distribution payable with respect to the subject Tokens pursuant to this Section 4 (provided that if there are no further distributions to be made under this Section 4 the Company will promptly pay any additional amounts owed to the respective Token Holders promptly after the making of the subject financial adjustments) and will not result in the retroactive clawback of any amounts previously distributed pursuant to this Section 4; and

(iv)       any Dispute with respect to the calculation, amount and/or payment of any amount paid or payable to the Token Holders (or any of them) pursuant to this Section 4 will be handled in the manner provided in, and subject to the terms of, Section 10(k) below.

5.            Acknowledgement of Limited Rights of Token Holders. Each of the parties acknowledges and agrees that:

(a)       the Token Holders will not, solely by virtue of being the owner of a Token, have (or otherwise be entitled to) any “preemptive rights,” “drag-along rights,” “tag-along rights,” or similar rights which the holders of the Company’s other equity interest may now or hereafter have;

(b)       except to the extent specifically provided in Sections 2 and 3 above (as applicable) or as otherwise specifically required by Applicable Law, the Token Holders will not be entitled, or otherwise have, any vote (or any other say) on any matter regarding, or otherwise have any information rights with respect to, the Company or its Business; and

(c)       except to the extent specifically provided in Sections 2 and 3 above the Token Holders will not be entitled, or otherwise have any right, to receive any distribution from, or to otherwise participate in any proceeds received by, the Company (including in connection with any Liquidation of the Company or its Business (or any portion thereof)); and

(d)       except as otherwise specifically provided herein, the Token Holders will not be entitled, or have any claim whatsoever, to any equity or other interest in the Company or any of its assets.

6.            Transfers.

(a)       Each of the Tokens may be freely sold and transferred by the respective Token Holder at any time, provided that:

(i)       the Tokens may only be acquired, held and transferred in whole number increments (i.e. no fractional interests);

(ii)       notice is given to the Company (and/or the applicable Qualified Agent) detailing the specifics of such transfer (including the name, mailing address and Clearing Account of the respective transferee);

(iii)       such transfer is made in compliance with all applicable Securities Laws (as determined by the Company, in its sole discretion); and

(iv)       to the extent the Tokens are then traded on a Token Trading Platform, such transfer is made in compliance with all applicable rules and regulations governing, or otherwise applicable to, such Token Trading Platform.

(b)       Notwithstanding the foregoing, each Token Holder acknowledges that: (i) any transfer, or attempted transfer, of Tokens not made in compliance with Section 6(a)above, or otherwise in violation of the terms hereof, will be deemed invalid, null and void, and of no force or effect and neither the Company nor any other Person will be required to recognize any such transfer/attempted transfer; and (ii) the Company will not be liable to any Person, in any manner whatsoever, for any costs, losses or other damages caused as a result of, or otherwise related to, the rejection of any such transfer/attempted transfer.

7.            Token Ledger and Maximum Number of Tokens.

(a)       A maximum of 300,000,000 Tokens may be issued by the Company. Any issuance in excess of 300,000,000 shall be void. Notwithstanding any other provision of this Agreement, any amendment to this subparagraph requires approval of holders of eighty-five percent (85%) of the outstanding Tokens.

(b)       The Company will establish and continuously maintain (or otherwise cause to be continuously maintained), in as current a form as is commercially and technologically possible, a ledger (such ledger, the “Token Ledger”) identifying, at a minimum: (i) the name and last known mailing address of each Token Holder (and each designee of such Token Holder, as applicable); (ii) the number of all Tokens held by each Token Holder; and (iii) the last known Clearing Account of each Token Holder.

(c)       The Token Ledger will be held in strict confidentiality by the Company (and/or the applicable Qualified Agent), provided that:

(i)       a particular Token Holder will be entitled, at any time upon notice to the Company (and/or the applicable Qualified Agent), to receive a record of such Token Holder’s respective Token ownership (and all proceeds, if any, then payable to such holder as a result of such Token ownership); and

(ii)       the Company (and/or the applicable Qualified Agent) will be expressly permitted, at any time and from time to time and without further notice to any Token Holder, to provide access to/copies of any portion (or all) of the information then provided for in the Token Ledger if, and to the extent, requested by any Banking Body and/or Regulatory Authority.

8.            Qualified Agents.

(a)       Notwithstanding anything to the contrary provided herein, the Company will be expressly permitted to (at any time and from time to time) assign any one or more of its administrative obligations hereunder with respect to the Tokens to one or more Qualified Agents. Without limiting the generality, the Company may engage one or more Qualified Agents to:

(i)       maintain and manage the Token Ledger (including keeping the same continuously updated and/or maintaining and ensuring the confidentiality and security of all of the information provided therein);

(ii)       document or otherwise manage any and all transfers of Tokens by Token Holders;

(iii)       direct and/or facilitate (to the extent manually required) any and all payments to be made under the Tokens to the Token Holders; and/or

(iv)       act as the primary liaison between the Company and the Token Holders and/or any Token Trading Platform.

(b)       If, and to the extent, the Company engages a Qualified Agent it will promptly (and in any event within five (5) business days) give each Token Holder written notice of the same (each such notice, an “QA Notice”). Each such QA Notice will include, at a minimum: (i) the name of the respective Qualified Agent and the contact information of the principal contact of such Qualified Agent; and (ii) a reasonable description of the particular administrative obligations of the Company assigned to such Qualified Agent.

9.            Electronic Transactions; Payments to Token Holders.

(a)       Notwithstanding anything to the contrary herein, the parties hereby acknowledge and agree that:

(i)       all Tokens will be issued, and all times held, in digital form only;

(ii)       all of the rights, obligations and restrictions of the Token Holders provided for herein will (to the fullest extent permitted) be codified into, and made part of, the chaincode which is the Token;

(iii)       all payments to be made to the Token Holders hereunder (in particular those to be made pursuant to Section 2) will, to the fullest extent permitted by the chaincode which is the Token, be made automatically at the times, and in the manner, provided herein;

(iv)       all payments to be made to the Token Holders hereunder (in particular those to be made pursuant to any of Sections 2 through 4 above) will be made electronically, by wire or ACH transfer (at the option of the Company) of immediately available U.S. currency, to the then last known Clearing Account for each Token Holder; and

(1)       it will be the sole and absolute responsibility of each Token Holder to advise the Company of any changes with respect to the Clearing Account of such Token Holder (including in connection with any transfer of the subject Token(s)); and

(2)       neither the Company, nor any of its Affiliates, officers, directors, managers, employees and/or agents, will have any liability to any Token Holder whatsoever, and each Token Holder indemnifies and holds each such Person harmless, for ANY payment(s) not received by such Token Holder as a result of such Token Holder’s failure to advise the Company of any changes to his/her/its respective Clearing Account.

(b)       Each Token Holder consents to receive electronically (pursuant to Section 9(f)(i) below) any and all documents, communications, notices, contracts, and agreements arising from, or otherwise relating in any way to, the Tokens and/or such Token Holder’s ownership of the same (including all Periodic Reports (and other filings and reports), Amendment Notices, MLA Notices, PA Notices and QA Notices and all applicable U.S. Internal Revenue Service Form 1099 notices and/or other applicable forms/disclosures).

10.            Miscellaneous.

(a)       Binding Agreement. This Agreement constitutes the valid and legally binding obligation of the Company. Each Token Holder, by virtue of their purchase (or other acceptance) of a Token, irrevocably agrees to be bound by all of the terms and conditions of this Agreement with respect to all Tokens at any time held by (or otherwise on behalf of) such Token Holder and all rights of such Token Holder as the holder of such Tokens.

(b)       Severability. Wherever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law. Any term or provision of this Agreement that is invalid or unenforceable in any situation will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation. In the event that any clause, term, or condition of this Agreement will be held invalid or contrary to law: (i) this Agreement will remain in full force and effect as to all other clauses, terms, and conditions; (ii) the subject clause, term, or condition will be revised to the minimum extent necessary to render the modified provision valid, legal and enforceable; and (iii) the remaining provisions of this Agreement will be amended to the minimum extent necessary so as to render the Agreement as a whole most nearly consistent with the parties’ intentions in light of the modification or removal of the invalid or illegal provision.

(c)       Entire Agreement. This Agreement, together with the chaincode which is the Token, constitutes the entire agreement between the parties with respect to the Tokens and supersedes all prior understandings (whether verbal or written), if any, with respect thereto. No representations or statements of any kind made by the Company, which are not expressly stated herein or therein will be binding on the Company.

(d)       Amendments.

(i)       Neither this Agreement, nor any term hereof, may be amended, modified or waived, except with the affirmative consent of the Company and Super-Majority Consent. The Company will give each then Token Holder written notice (each such notice, a “PA Notice”) of any proposed amendment for which the Company requests consent (each a “Proposed Amendment”) and will, at the expense of the Company and together with such PA Notice, furnish to each such Token Holder all such documents and information as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Token Holders to properly evaluate, and make a reasonably informed decision regarding, the subject Proposed Amendment. Each PA Notice will also specify the manner in which the Token Holders may submit their respective approval/disapproval of the subject Proposed Amendment (whether electronically or otherwise). The failure of any Token Holder to approve or disapprove any Proposed Amendment within fifteen (15) days after the date the respective PA Notice is delivered (or deemed to be delivered pursuant to Section 10(f)(iii) below), will be deemed an affirmative approval by such Token Holder of the subject Proposed Amendment for all purposes of determining Super-Majority Consent to such Proposed Amendment pursuant to this Section 10(d)(i); provided that, to the extent any Proposed Amendment adversely affects the rights, obligations or liabilities of the Token Holders (as a group and without regard to individual effect), the failure of any Token Holder to timely approve or disapprove such Proposed Amendment will be deemed an abstention by such Token Holder with respect to the subject vote for all purposes of determining Super Majority Consent to such Proposed Amendment pursuant to this Section 10(d)(i).

(ii)       Notwithstanding the foregoing, each of the Token Holders acknowledges and agrees that the Company may unilaterally amend, modify or otherwise supplement this Agreement, without further notice to, or consent of, any of the Token Holders to the fullest extent necessary:

(1)       to fully comply with any direction of the SEC and/or any other regulatory agency now or hereafter governing the Tokens.

provided that, in connection with any amendment made by the Company pursuant to this Section 10(d)(ii) the Company will promptly (and in any event within fifteen (15) business days) from the approval of such amendment give each then Token Holder written notice (each such notice, an “Amendment Notice”) describing the subject amendment in reasonable detail and will, at the expense of the Company and together with such Amendment Notice, furnish to each such Token Holder all such documents and other information (if any) as may be reasonably necessary (in the reasonable discretion of the Company) in order to enable the Token Holders to properly understand the subject amendment (including, where applicable, copies of all filings made by the Company to the SEC and/or any other applicable Regulatory Authority with respect to the subject amendment).

(e)       Construction. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement. Whenever the context requires or permits, the singular will include the plural, the plural will include the singular, and the masculine, feminine and neuter will be freely interchangeable. Any and all uses of the term “including” herein means including without limitation, or including but not limited to, and will not be deemed to be exclusive or to create an exclusive reference.

(f)       Notices.

(i)       Notices To Token Holders. All notices and communications to be given or otherwise made to a Token Holder are to be sent electronically to the last known email (or other electronic) address for such Token Holder on the books and records of the Company (or such other electronic address as may be directed by such Token Holder from time to time by written notice to the Company). In connection with the foregoing, each Token Holder hereby acknowledges and agrees that:

(1)       it will be the sole and absolute responsibility of each Token Holder to advise the Company of any changes (including typographical corrections) with respect to the active email (or other electronic) notice address of such Token Holder (including in connection with any transfer of the subject Token(s)); and

(2)       neither the Company, nor any of its Affiliates, officers, directors, managers, employees and/or agents, will have any liability to any Token Holder whatsoever, and each Token Holder indemnifies and holds each such Person harmless, for ANY notice(s) (including any Amendment Notice, MLA Notice and/or PA Notice) not received by such Token Holder as a result of: (A) such Token Holder’s failure to advise the Company of any changes to his/her/its respective email (or other electronic) notice address or Clearing Account ; and/or (B) any electronic and/or other transmission not caused, directly or indirectly, by the action or inaction of the Company.

(ii)       Notices To The Company. All notices and communications to be given or otherwise made to the Company are to be sent via email to the Company at Ir@cerescoin.io with a paper copy to be sent to:

Clearfield Communications, LLC

39W462 Baert Lane,

St. Charles, Illinois 60175

Attn: Token Investor Relations

(iii)       General. All notices, requests and demands hereunder will be deemed to have been given or made: (1) if sent by e-mail (or other electronic method) one (1) workday following transmission, provided that evidence of such transmission is retained by the sending party; (2) if delivered in person, immediately upon delivery; (3) if by nationally recognized overnight courier service with all delivery fees prepaid and with instructions to deliver the next business day, one (1) business day after sending; and (4) if by any other mail service, three (3) business days after mailing. A written notice sent to a Person will also be deemed received on the date delivery will have been refused at the address required by this Section.

(g)       Legal Counsel. Each Token Holder acknowledges and agrees that: (i) such Token Holder has had ample opportunity to consult with, and receive advice from, legal counsel of his/her/its choice with respect to this Agreement and the Tokens and, having had said opportunity, has either consulted with such legal counsel or has made the decision not to consult with legal counsel prior to purchasing their respective Token(s); and (ii) any rule of construction that operates in whole or in part to resolve ambiguities against the drafter of a document will not apply to the interpretation of this Agreement.

(h)       Successors and Assigns. All of the terms and provisions hereof will be binding upon, and inure to the benefit of, the respective executors, administrators, legal representatives, successors and permitted assigns of each of the parties hereto.

(i)       Termination of Token. Upon the payment (in full) of all amounts payable to the Token Holders hereunder, all Tokens will be deemed fully satisfied and automatically terminated without further notice to, or action by, any party.

(j)       Governing Law. This Agreement will be construed and enforced in accordance with and governed by the internal laws of the State of Delaware without regard to the choice or conflict of law principles or rules that may cause the application of the laws of any jurisdiction other than those of the State of Delaware.

(k)       Dispute Resolution. Each of the parties irrevocably agrees as follows:

(i)       Except as provided in Section 10(l) below, should any dispute, controversy, claim or difference of any kind, in contract, tort or otherwise, arising out of or in connection with this Agreement and/or the Tokens (each a “Dispute”), including any Dispute with respect to the calculation, amount and/or payment of any distribution to be made to a Token Holder(s) hereunder, the party raising the Dispute will provide written notice of such Dispute to the Company (each such notice, a “Dispute Notice”). Such Dispute Notice will contain, at a minimum, a reasonably detailed explanation of the subject Dispute together with all supporting documentation (if any) and/or reference thereto, as applicable. The Company will respond to the party raising the Dispute, in writing, within ten (10) business days of receipt of a Dispute Notice (each response, a “Dispute Response”).

(ii)       If the subject Dispute is not resolved promptly following the exchange of the Dispute Notice and the Dispute Response pursuant Section 10(k)(i) above, the subject Dispute will be resolved individually and exclusively by binding arbitration administered by JAMS (“JAMS”) in accordance with its then-existing alternative dispute resolution procedures related to blockchain/cryptocurrency/digital asset disputes. Such Dispute will be finally settled by a three-arbitrator panel (each an “Arbitral Tribunal”). Further, to the extent any such unresolved Dispute relates, in whole or in part, to the technology underlying the Tokens and/or the Company’s business (or any portion thereof), each member of the Arbitral Tribunal will have demonstrated familiarity with the subject technology.

(iii)       The party initiating arbitration will do so with JAMS. Unless otherwise mutually agreed to by the subject parties, the claimant (or claimants) will appoint one arbitrator in the applicable demand for arbitration, the respondent (or respondents) will appoint one arbitrator in the answering statement or, if no answering statement is filed, within fourteen (14) days of receipt of such demand for arbitration. If a party fails to timely appoint an arbitrator either within the period provided in this Section or such other time period as may otherwise be mutually agreed, the appointment will be made by JAMS. Following their appointment, the two arbitrators will consult, for a period not exceeding thirty (30) days on the appointment of the third arbitrator, who will serve as chairperson. If the two arbitrators fail to agree on the appointment of the third arbitrator within such thirty (30) day period, the third arbitrator will be appointed by JAMS.

(iv)       Absent the mutual agreement of the subject parties, the seat of any arbitration pursuant to this Section will be, and all hearings will take place in, the District of Columbia. The Arbitral Tribunal will be directed to render an award (each an “Award”) in writing within thirty (30) days following the last day of the final hearing. Such Award will state the reasons for the Award, will be final and binding on the parties, and will deal with the question of costs of arbitration and all matters related thereto. The prevailing party will be entitled to recover its legal and other fees. Notwithstanding anything to the contrary in this Section, any Award may be recognized and enforced by any court of competent jurisdiction.

(v)       If the Company is the party initiating arbitration, it will pay all of the administrator’s filing costs and administrative fees (other than hearing fees). If arbitration is instituted by any other party, filing costs and administrative fees (other than hearing fees) will be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. With regard to hearing fees, the Company will pay the administrator’s hearing fees for one full day of arbitration hearings. Absent the mutual agreement of the subject parties, fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or Applicable Law require otherwise. Notwithstanding the foregoing, each party will bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives any party the right to recover any of these fees, these statutory rights will apply in the arbitration notwithstanding anything to the contrary herein.

(vi)       Within thirty (30) days of a final Award, a party may appeal the Award for reconsideration by a second three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross appeal within thirty (30) days after notice of the appeal. The panel will reconsider de novo all aspects of the initial Award that are appealed. Costs and conduct of any appeal will be governed by this Section and the administrator’s rules, in the same way as the initial arbitration proceeding. Any Award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, will be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

(vii)       Unless otherwise consented to in writing by all parties to the arbitration: (1) no arbitration will proceed on a class, representative, or collective basis (including as private attorney general on behalf of others), even if the claim or claims that are the subject of the arbitration had previously been asserted (or could have been asserted) in a court as class representative, or collective actions in a court; (2) no party to an arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in such arbitration unless those Persons are parties to a single transaction; and (3) an Award will determine the rights and obligations of the named parties only, and only with respect to the claims in the subject arbitration, and will not: (A) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Dispute of anyone other than a named party; or (B) make an Award for the benefit of, or against, anyone other than a named party. No arbitration administrator or arbitrator will have the power or authority to waive, modify, or fail to enforce this Section 10(k)(vii), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, will be invalid and unenforceable. Any challenge to the validity of this Section 10(k)(vii) will be determined exclusively by a court of competent jurisdiction in the District of Columbia and not by any arbitration administrator or arbitrator.

(l)       Jurisdiction for Disputes Related to Breaches of Federal Securities Laws. Notwithstanding Section 10(k) above, in the event of a Dispute resulting from the breach of any federal Securities Laws, the parties hereby irrevocably agree that: (i) any action or proceeding arising out of, or otherwise relating to, such Dispute will be will be commenced solely in the applicable court of competent jurisdiction in the District of Columbia; and (ii) summons and complaint commencing an action or proceeding in any such court will be properly served and will confer personal jurisdiction if served personally or by registered mail as provided under the laws of the District of Columbia.

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